UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

RiceBran Technologies
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

762831204
(CUSIP Number)

Michael Mayberry General Counsel Continental Grain Company 767 Fifth Avenue New York, NY 10153 Tel. No.: (212) 207-2898
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 762831204	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Continental Grain Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,063,729
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,063,729
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,063,729
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 762831204	SCHEDULE 13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Ari D. Gendason
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 159,637
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 159,637
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 159,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 762831204	SCHEDULE 13D	Page 4 of 6 Pages

This Amendment No. 6 amends and supplements the statement on Schedule 13D, dated September 25, 2017, as amended through the date hereof (as so amended, the “Schedule 13D”), and is being filed with the Securities and Exchange Commission by Continental Grain Company, a Delaware corporation (“CGC”) and Ari D. Gendason (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”), relating to the shares of common stock, no par value (“Common Stock”) of RiceBran Technologies, a California corporation (the “Issuer”).

Item 2. Identity and Background.

The information contained in Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being jointly filed by the following persons (collectively, the “Reporting Persons”):

(i) Continental Grain Company, a Delaware corporation (“CGC”); and

(ii) Ari D. Gendason, a natural person and citizen of the United States (“Mr. Gendason”).

The principal business of CGC is agribusiness and to make investments. Mr. Gendason is Chief Investment Officer of CGC.

The principal business address of the Reporting Persons and the executive officers and directors of CGC as set forth below is 767 Fifth Avenue, New York, NY 10153. Each of the persons listed below are citizens of the United States.

Executive Officers and Directors of CGC

Paul J. Fribourg	Chairman, Chief Executive Officer and President
Michael J. Zimmerman	Vice Chairman
Frank W. Baier	Chief Financial Officer
Charles A. Fribourg	Director and Directeur General, Arlon Group S.A., a subsidiary of Continental Grain Company
Gerald Rosenfeld	Director
Stephen R. Volk	Director
Robert Golden	Director and Chief Operating Officer
Alan Fishman	Director
Jim D. Manzi	Director
Pedro Parente	Director
Dave Peacock	Director
Sabine Chalmers	Director

During the past five years, the Reporting Persons have not, and, to the best of their knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

The response to Item 4 is supplemented by adding the following:

As previously disclosed, the Reporting Persons monitor and review their investments in the Issuer on a continuing basis. On March 25, 2022 Continental filed a Notice on Form 144 pursuant to Rule 144(h) under the Securities Act stating its intention to sell up to 2,500,000 share of Common Stock in reliance on Rule 144 under the Securities Act. Sales to date pursuant to such notice are included in Item 5 below.

CUSIP No. 762831204	SCHEDULE 13D	Page 5 of 6 Pages

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D are hereby amended and restated in their entirety, as follows:

All percentages set forth herein are based on 51,814,425 shares of common stock outstanding as of March 17, 2022, as reported in the Issuer’s Annual Report on Form 10-K for the period ended December 31, 2021.

(a), (b) See the cover sheets of each of the Reporting Persons.

The Reporting Persons may be deemed to be a group for the purposes of Section 13(d) of the Exchange Act. This filing shall not constitute an admission by the Reporting Persons that they are a group for such purpose. The Reporting Persons collectively own 10,223,366 shares of Common Stock (approximately 19.7% of the total number of shares of Common Stock outstanding).

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons in the past sixty days is set forth below. All such transactions were effected in the open market through a broker and all prices per share include commissions.

Date	Shares Sold	Price Per Share ($)
03/25/2022	121,232	$0.5406
03/28/2022	300,000	$0.4946
03/29/2022	164,107	$0.4640

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by the Reporting Persons.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of December 20, 2019, between Continental Grain Company and Ari D. Gendason (previously filed).

CUSIP No. 762831204	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2022

CONTINENTAL GRAIN COMPANY

By:	/s/ Frank W. Baier
Name: Frank W. Baier Title: Chief Financial Officer

/s/ Ari D. Gendason
Ari D. Gendason